Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
China Biologic Products, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-204761) on Form S-3 and the registration statement (No. 333-151263) on Form S-8 of China Biologic Products, Inc. of our reports dated February 23, 2017, with respect to the consolidated balance sheets of China Biologic Products, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, which reports appear in the December 31, 2016 annual report on Form 10-K of China Biologic Products, Inc.

/s/ KPMG Huazhen LLP

Beijing, China
February 23, 2017